Filed by EF Hutton Acquisition Corporation I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41497

ECD Auto Design Welcomes New Chief Financial Officer

Luxury automotive restoration company supports growth with latest addition to executive leadership

KISSIMMEE, Fla. (May 23, 2023) – Humble Imports, Inc. d/b/a ECD Auto Design, the world’s largest luxury Land Rover restoration company renowned for custom automobiles, today announces Raymond Cole as its new chief financial officer. Cole will lead the company’s financial operations, scaling the business and managing SEC compliance through the business combination and becoming a public company.

Previously, Cole served as chief executive officer and board member at Lucky Jack, a Las Vegas-based small batch, organic, sustainable coffee company offering organic and nitrogen-infused cold brew. During his time there, Cole led the execution of an enterprise resource planning (ERP)/warehouse management system, identifying the most effective ERP provider and creating the in-house processes to implement the system into the company’s daily operations.

“ECD Auto Design is truly doing something no other company is in the automotive industry, and I’m looking forward to building our legacy in the luxury vehicle space,” said Cole.

Cole has over 10 years in the C-suite, with a strong background in finance, including reporting, corporate finance and accounting. His former roles include chief operating officer and chief financial officer at Empowered Media, LLC – the Jillian Michaels brand licensing company, transforming the way people consume health and wellness and delivering it in affordable, innovative and common sense products and director at American Express. In addition, he earned a master’s degree in business administration and finance from the Zicklin School of Business at Baruch College and a bachelor’s degree in economics from Fordham University.

“Raymond has proven success building large, profitable businesses, transforming business operations and finding cost-effective solutions. As the first non-founder on the executive team, Raymond is adding a fifth dimension to our capabilities,” CEO and co-founder of ECD Auto Design Scott Wallace said. “Tom, Elliot, Emily and I are pleased to welcome him to the ECD Auto Design family.”

For information on ECD Auto Design or how to build a custom vehicle, please visit ecdautodesign.com.

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About ECD Auto Design

ECD Auto Design is a creator of restored luxury vehicles that combines classic English beauty with modern performance. Each vehicle produced by ECD Auto Design is fully bespoke, a one-of-a-kind that is designed by the client through an immersive luxury design experience and hand-built from the ground up in 2,200 hours by master-certified ASE craftsmen. The company was founded in 2013 by three British ”petrol heads’’ whose passion for classic vehicles is the driving force behind exceptionally high standards for quality, custom luxury vehicles. ECD Auto Design’s global headquarters, known as the ”Rover Dome,” is a 100,000-square-foot facility located in Kissimmee, Fla. that is home to 65 talented craftsmen and technicians, who hold a combined 61 ASE and five master level certifications. ECD Auto Design, though an affiliated company, operates a logistics center in the U.K. where four employees work to source and transport 25-year-old work vehicles back to the U.S. for restoration.

Media Contact

Uproar PR for ECD Auto Design

Christine Skofronick

cskofronick@uproarpr.com